

May 4, 2022

Gregory Flesher
President and Chief Executive Officer
Reneo Pharmaceuticals, Inc.
18575 Jamboree Road, Suite 275-S
Irvine, California 92612

> **Re: Reneo Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 2, 2022**
> **File No. 333-264616**

Dear Mr. Flesher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason Kent